

February 26, 2014

<u>Via E-mail</u>
Richard G. Rodick
Chief Financial Officer
UTi Worldwide Inc.
9 Columbus Centre, Pelican Drive
Road Town, Tortola
British Virgin Islands

      Re: UTi Worldwide Inc.
      Form 10-K for Fiscal Year Ended January 31, 2013
      Filed on April 1, 2013
      Form 10-Q for Quarter Ended October 31, 2013
      Filed on December 10, 2013
      File No. 000-31869

Dear Mr. Rodick:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Lyn Shenk

                                      Lyn Shenk
                                      Branch Chief